
03025634


RECEIVED
SEC MAIL
PROCESSING SECTION
2003 JUN 27 AM 9:44
313 OPC VA.



**SECURITIES AND EXCHANGE COMMISSION**

Washington, D. C. 20549

**FORM 11-K**

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2002



or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-10294



A) Full title of the plan and the address of the plan, if different from that of the issuer named below:

**HIBERNIA CORPORATION RETIREMENT SECURITY PLAN**

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**HIBERNIA CORPORATION, 313 CARONDELET STREET, NEW ORLEANS LOUISIANA 70130**

# Hibernia Corporation Retirement Security Plan

## Index

## Audited Financial Statements

Ernst & Young

Ernst & Young LLP
4200 One Shell Square
701 Poydras Street
New Orleans
Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

# Report of Independent Auditors

The Employee Benefit Plans Committee
Hibernia Corporation Retirement Security Plan

We have audited the accompanying statements of net assets available for benefits of the Hibernia Corporation Retirement Security Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 25, 2003

## Hibernia Corporation Retirement Security Plan

## Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| | ($ in thousands) | |
| **Assets** | | |
| Investments, at fair value: | | |
| Common stock | **$ 75,001** | $ 70,427 |
| Mutual funds | **80,903** | 80,307 |
| Loans to participants | **6,467** | 5,484 |
| Total investments | **162,371** | 156,218 |
| | | |
| Cash | **718** | 629 |
| Due from Hibernia National Bank | **107** | - |
| Dividends and interest receivable | **18** | 21 |
| Due from brokers, net | **8** | - |
| **Net Assets Available for Benefits** | **$ 163,222** | $ 156,868 |

*See notes to financial statements.*

## Hibernia Corporation Retirement Security Plan

## Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31 2002 | 2001 |
|---|---|---|
| | ($ in thousands) | |
| **Additions** | | |
| Net appreciation in fair value of common stock | $ **5,616** | $ 19,706 |
| Interest and dividend income | **3,711** | 3,860 |
| Contributions: | | |
| Participants | **11,293** | 10,007 |
| Hibernia Corporation, net of forfeitures | **8,189** | 6,934 |
| Transfers from merged plans of acquired entities | **-** | 3,492 |
| | **28,809** | 43,999 |
| **Deductions** | | |
| Net depreciation in fair value of mutual funds | **10,280** | 5,695 |
| Distributions to participants | **12,175** | 9,256 |
| | **22,455** | 14,951 |
| **Net Increase** | **6,354** | 29,048 |
| Net assets available for benefits at beginning of year | **156,868** | 127,820 |
| **Net Assets Available for Benefits at End of Year** | $ **163,222** | $ 156,868 |

*See notes to financial statements.*

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**December 31, 2002**

## Note 1 - Significant Accounting Policies

**Basis of Accounting:** The financial statements of the Hibernia Corporation Retirement Security Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

**Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

**Risks and Uncertainties:** The Plan provided for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

**Investments:** Participants have several mutual fund investment options. Plan funds are invested in Hibernia Mutual Funds (Hibernia Funds). The Hibernia Funds are managed by a Board of Trustees composed of employees of Hibernia National Bank, a subsidiary of Hibernia Corporation (the Company). Investment decisions for the Hibernia Funds are made by Hibernia National Bank, the Hibernia Funds' investment adviser, subject to direction by the Board of Trustees. The Hibernia Funds include the Hibernia Cash Reserve Fund, the Hibernia Total Return Bond Fund, the Hibernia Capital Appreciation Fund, the Hibernia Mid Cap Equity Fund, and the Hibernia U.S. Government Income Fund. Plan funds are also invested in Federated Investors Mutual Funds. The Federated Investors Mutual Funds include the Federated Managed Income Portfolio IS, the Federated Managed Conservative Growth Portfolio IS, the Federated Managed Moderate Growth Portfolio IS, the Federated Managed Growth Portfolio IS, the Federated International Equity Fund, the Federated Stock Trust, the Federated Kaufmann Fund and the Federated Bond Fund. Additional mutual fund options are the Janus Balanced Fund and the Alliance Technology Fund. Investments in all mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end.

The investment in the Class A Common Stock of Hibernia Corporation is stated at fair value based upon the stock's year-end closing price as quoted by the New York Stock Exchange.

Loans to participants are stated at outstanding principal balances, which approximates fair value.

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**Note 1 - Significant Accounting Policies - Continued**

Purchases and sales of securities are recorded on a trade-date basis. The bases of Common Stock and mutual fund units sold are computed using the average historical cost method. Gains and losses, both realized and unrealized, are reflected in the Statement of Changes in Net Assets Available for Benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

**Distributions to Participants:** Distributions to participants due to withdrawals and terminations are recorded as deductions from net assets available for benefits when paid.

**Costs and Expenses:** The Company, at its sole discretion, may pay the administrative expenses of the Plan, including legal, accounting and trustee fees and expenses. If such fees and expenses are not paid by the Company they are paid out of Plan assets. For the years ended December 31, 2002 and 2001, the Company paid all administrative expenses of the Plan.

**Note 2 - Description of the Plan**

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description.

The Plan, which is administered and maintained jointly by the Plan Administrator, which is the Employee Benefit Plans Committee (the Committee), and the Trust Department of Hibernia National Bank (the Trustee), is a contributory, defined contribution plan conforming to the requirements of section 401(k) of the Internal Revenue Code and has been amended and restated in order to comply with the provisions of, among other legislation, the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade, The Taxpayer Relief Act of 1997, and the Internal Revenue Code Restructuring Reform Act of 1998. The Committee believes that the Plan is designed to comply with all requirements of the Employee Retirement Income Security Act of 1974, as amended. The Plan's assets are maintained and administered by the Trustee under a trust agreement, which places certain investment responsibilities with the Trustee.

The employee benefit plan of Rosenthal Agency, Inc., which was acquired by the Company in 2001, was restated and amended to adopt provisions identical to the provisions of the Plan during 2001. Plan assets totaling $3,492,000 were transferred from the Rosenthal Agency in 2001. Service with the former entity applies towards the eligibility and vesting requirements indicated on the following page. There were no transfers of Plan assets from acquired entities during 2002.

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**Note 2 - Description of the Plan - Continued**

Employees of the Company are eligible to participate in the Plan after completing one year of service. Participants can choose to contribute up to 15% prior to July 1, 2002 and 25% subsequent to July 2002 of their compensation to the Plan (subject to certain Plan limitations), a portion of which is matched, if applicable. Effective January 1, 2001, all employees who become eligible to participate in the Plan are deemed to have elected a contribution equal to 3% of their compensation in the event that no deferral election form is returned. The determination as to whether employer matching contributions are made is at the sole discretion of the Board of Directors of the Company. The Company match is a percentage of all employee contributions, which is determined by the Board of Directors on or before the last day of each Plan year. The Company match was 5% of employee contributions for 2002 and 2001.

Forfeitures may be used to reduce the amount of contributions to be paid by the Company. The amount of contributions to be paid by the Company was reduced by approximately $257,000 and $651,000 in forfeitures during 2002 and 2001, respectively. At December 31, 2002, there were no unallocated forfeitures included in Plan net assets. There were approximately $1,300 of unallocated forfeitures included in Plan net assets at December 31, 2001.

The Company's contributions are invested in Class A Common Stock of Hibernia Corporation. Participants may elect to transfer existing balances or Company contributions received to any of the Plan's investment options on a daily basis. Effective January 1, 2002, amounts allocated to the Hibernia Corporation Stock Fund are considered to constitute a stock bonus plan that is designated as an employee stock ownership plan within the meaning of Code Section 4975(e)(7).

Company contributions vest based on length of service as follows:

| | |
|---|---|
| Less than 1 year | - 0% |
| 1 year | - 20% |
| 2 years | - 40% |
| 3 years | - 60% |
| 4 years | - 80% |
| 5 or more years | - 100% |

Company contributions fully vest and are nonforfeitable upon participants' death, attainment of age 65 or disability.

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**Note 2 - Description of the Plan - Continued**

A separate account is established for each participant. The participant accounts share in the earnings (losses) of the various investment funds based upon the participant's pro-rata interest in the respective funds.

Employees can contribute rollover distributions from other qualified plans, at the discretion of the Committee. There were approximately $408,000 and $243,000 of rollover contributions included in participant contributions for the years ended December 31, 2002 and 2001, respectively.

Participants who have terminated their employment with vested account balances less than $5,000 are required to receive mandatory distributions. Participants with vested account balances greater than $5,000 can designate the terms of their distribution, subject to the provisions of the Plan.

Participants are allowed other withdrawals from their account subject to certain restrictions. The number of withdrawals allowed in any year may be prescribed by the Committee.

Effective January 1, 2002, dividends received on the Company's common stock can be either distributed in cash or reinvested based upon an annual election by the participant.

Plan participants may, subject to certain conditions, borrow from their Plan accounts with the approval of the Committee. The minimum loan is $1,000, and the maximum is the lesser of $50,000 or an amount based on certain balances in the participant's account and on the participant's compensation. A maximum of two loans may be outstanding for a participant at any one time; however, the second loan cannot be funded within 12 months of the funding of the first loan. The term of the loan may not exceed 5 years (10 years for loans used to acquire, construct, or reconstruct a participant's principal place of residence). Loans to participants carry a fixed interest rate set at the time of origination and are secured by the balances in the participants' accounts. The interest rate is determined based on the current market rate at the beginning of each quarter for loans originated during that period. The interest rate charged on participant loans originated during the year ended December 31, 2002 averaged 7.31% and the interest rate charged on participant loans originated during the year ended December 31, 2001 averaged 10.31%.

The Company fully intends that this Plan will be permanent, but the Plan may be modified, amended or terminated at any time by action of the Company's Board of Directors. If the Plan is terminated, the balance of each participant account fully vests and shall be distributed in cash or kind, or continue to be held in trust.

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**Note 3 - Investments**

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| Hibernia Corporation Class A Common Stock | $ 75,000,595 | $ 70,427,938 |
| Hibernia Capital Appreciation Fund | $ 26,885,332 | $ 33,238,453 |
| Hibernia Cash Reserve Fund | $ 24,976,758 | $ 22,435,306 |

**Note 4 - Income Taxes**

The Plan, as amended, has received a determination letter from the Internal Revenue Service dated February 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified.

**Note 5 - Differences Between Financial Statements and Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | ($ in thousands) | |
| Net assets available for benefits per the financial statements | $ 163,222 | $ 156,868 |
| Amounts allocated to withdrawn participants | (540) | (782) |
| Deemed distributions of participant loans | - | (59) |
| Net assets available for benefits per the Form 5500 | $ 162,682 | $ 156,027 |

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**Note 5 - Differences Between Financial Statements and Form 5500 - Continued**

The following are reconciliations of distributions to participants and certain deemed distributions of participant loans per the financial statements to the Form 5500:

| | December 31, 2002 |
|---|---|
| | ($ in thousands) |
| Distributions to participants per the financial statements | $ 12,175 |
| Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002 | 540 |
| Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001 | (782) |
| Less: Certain deemed distributions of participant loans at December 31, 2001 | (59) |
| Distributions to participants per the Form 5500 | $ 11,874 |

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid. Participant loan balances at the end of the Plan year in which the participant is not continuing repayment under the terms of the loan agreement are considered deemed distributions on the Form 5500.

**Hibernia Corporation Retirement Security Plan**

**Schedule H - Line 4(i): Schedule of Assets (Held at End of Year)**

**Employer Identification Number: 72-0724532**
**Plan Number: 004**

**December 31, 2002**

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment | Current Value |
|---|---|---|
| * Hibernia Corporation | 3,894,111 shares of Class A Common Stock | $ 75,000,595 |
| Hibernia Mutual Funds: | | |
| * Hibernia U.S. Government Income Fund | 144,591 units of a mutual fund | 1,525,439 |
| * Hibernia Total Return Bond Fund | 698,363 units of a mutual fund | 7,144,254 |
| * Hibernia Capital Appreciation Fund | 1,684,545 units of a mutual fund | 26,885,332 |
| * Hibernia Mid Cap Equity Fund | 557,860 units of a mutual fund | 6,169,932 |
| * Hibernia Cash Reserve Fund | 24,976,758 units of a money market mutual fund | 24,976,758 |
| Federated Investors Mutual Funds: | | |
| Federated Bond Fund | 30,817 units of a mutual fund | 265,334 |
| Federated International Equity Fund | 35,788 units of a mutual fund | 411,920 |
| Federated Kaufmann Fund | 198,933 units of a mutual fund | 686,320 |
| Federated Managed Income Portfolio IS | 80,710 units of a mutual fund | 817,588 |
| Federated Stock Trust | 48,417 units of a mutual fund | 1,315,970 |
| Federated Managed Conservative Growth Portfolio IS | 126,871 units of a mutual fund | 1,206,545 |
| Federated Managed Moderate Growth Portfolio IS | 175,819 units of a mutual fund | 1,696,657 |
| Federated Managed Growth Portfolio IS | 239,255 units of a mutual fund | 2,256,179 |
| Janus Balanced Fund | 250,246 units of a mutual fund | 4,474,412 |
| Alliance Technology Fund | 27,928 units of a mutual fund | 1,071,035 |
| * Loans to participants | Maturities to July 2, 2012, at interest rates ranging from 7.25% to 11.75%, payments are made primarily through payroll deductions, loans are collateralized by participant's vested account balance. | 6,466,744 |
| | | $ 162,371,014 |

* Indicates a party-in-interest to the Plan.

Note - This schedule is provided to comply with Form 5500.

**SIGNATURES**

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hibernia Corporation Retirement
Security Plan



Date: June 25, 2003

By: Russell S. Hoadley
Chairman of the Employee
Benefits Plan Committee
(Chief Executive Officer of
the Plan)

EXHIBIT INDEX

| | |
|---|---|
| Exhibit 23 | Consent of Independent Auditors |
| Exhibit 99 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

Exhibit 23

## Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85350) pertaining to the Hibernia Corporation Retirement Security Plan of our report dated June 25, 2003, with respect to the financial statements and schedule of the Hibernia Corporation Retirement Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst + Young LLP

New Orleans, Louisiana
June 25, 2003

**Exhibit 99**

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Hibernia Corporation Retirement Security Plan (the "Plan") certifies that to his knowledge:

1. The Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated: June 25, 2003

Russell S. Hoadley
Chairman of the Employee Benefits
Plan Committee
(Chief Executive Officer of the Plan)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Hibernia Corporation Retirement Security Plan (the "Plan") certifies that to her knowledge:

1. The Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2003



Marsha M. Gassan
Chief Financial Officer of
Hibernia Corporation
(Chief Financial Officer of the Plan)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.